April 11, 2016

Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Allergan plc

Registration Statement on Form S-4

Filed March 7, 2016

File No. 333-209967

Form 10-K for the Fiscal Year December 31, 2015

File No. 001-36867

Dear Mrs. Hayes:

We are writing in response to the comment letter dated April 1, 2016 submitted to Allergan plc (the “Company”) from the Division of Corporation Finance (the “Staff”) regarding the Company’s March 7, 2016 Registration Statement on Form S-4, which the Company withdrew on April 6, 2016 and Company’s February 26, 2016 Form 10-K filed for the year ended December 31, 2015 (the “Form 10-K”). While the Company has withdrawn the Form S-4, it is responding to the Staff’s comments relating to the Form 10-K. For your convenience the Staff’s initial comments are included below.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 5 – Business Development

Licenses and Asset Acquisitions, page F-36

Comment

Please tell us your assessment of the applicability of Accounting Standards Codification Topic 605-25: Revenue Recognition from Multiple-Element Arrangements to your 2015 agreements.

Response

The Company notes that the agreements listed under the section License and Asset Acquisitions entered into during the year ended December 31, 2015, including those under the headers of “Mimetogen”, “Almirall”, “Naurex” and “Migraine License” represent the purchases of specific assets with the payments made either expensed as a component of R&D or capitalized into intangible assets. Further, the listed agreements did not, at the time they were entered into, include any multiple-elements for which consideration could be applied to. The expenses associated with the transactions in the year ended December 31, 2015 were based on amounts contractually incurred, and not by an allocation of fair value. Therefore, the Company concluded that the Multiple-Element Arrangements guidance did not apply to these transactions based on the specific contractual terms of these agreements and what was licensed or acquired thereunder.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 7 – Discontinued Operations, page F-49

Comment

You disclose that, during 2015 the company recorded a deferred tax benefit of $5,738.8 million related to your global generics business and the recognition of this benefit has been reflected in income from discontinued operations, net of tax. Please tell us how the deferred tax benefit was calculated and substantiate the recording of this tax benefit.

Response

As disclosed in the Form 10-K, on July 26, 2015, the Company entered into a master purchase agreement (the “Teva Agreement”), under which Teva Pharmaceutical Industries Ltd. (“Teva”) agreed to acquire the Company’s global generic pharmaceuticals business and certain other assets (the “Teva Transaction”). As a result of the Teva Transaction, and in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) number 2014-08 “Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity,” the Company is accounting for the assets and liabilities to be divested as held for sale. Further, the financial results of the business held for sale have been reclassified to discontinued operations for all periods presented in our consolidated financial statements.

As part of the Teva Transaction, the Company will divest certain subsidiary companies. Historically the Company had not recorded deferred taxes on the excess of tax basis in these subsidiaries over the amount of their investment in subsidiary used for external reporting under US GAAP as it was not apparent that the temporary difference would reverse in the foreseeable future (ASC 740-30-25-9). However, pursuant to ASC 740-30-25-10, once an entity decides to sell a subsidiary and report it as discontinued operations, “the decision to sell the subsidiary makes it apparent that the deductible temporary difference will reverse in the foreseeable future”. The held-for-sale date is the date on which it became apparent that disposition will occur in the foreseeable future and in the case of the Teva Transaction in particular, within twelve months. As a result of the agreement to sell certain subsidiaries to Teva and the resulting classification of such business as held for sale, the Company recognized a discrete tax benefit and a deferred tax asset of approximately $5.7 billion as this benefit is expected to be realized due to the anticipated taxable gain upon closing. This amount was calculated as the difference between the tax basis of the US parent company and their book basis at the balance sheet date using the ordinary US tax rates expected upon reversal.

The Company acknowledges that:

–	it is responsible for the adequacy and accuracy of the disclosure in the filing;

–	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

–	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions concerning the foregoing, please call Maria Teresa Hilado at (862) 261-7000.

Sincerely,

/s/ Maria Teresa Hilado
Maria Teresa Hilado
Chief Financial Officer